Filed by Forest City Realty Trust, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Forest City Realty Trust, Inc.

Commission File No. for Registration Statement on Form S-4: 333-216439

Date: May 30, 2017

Dear Fellow Stockholders,

With Forest City’s 2017 Annual Meeting rapidly approaching, we wanted to take this opportunity to reach out to highlight the operational and business portfolio improvements that are being implemented at Forest City and reiterate our recent progress on governance issues that, with your continued support, will culminate in an important stockholder vote to reclassify our common stock.

Enhancing Corporate Governance

Collapsing the Dual-Class Share Structure – At the 2017 Annual Meeting, we are asking you to vote on a number of important proposals which, if approved, will eliminate the Class B shares. This proposal, which we have discussed with many of you and addressed on our earnings call, is more fully described in our proxy statement that was mailed to stockholders at the beginning of May. The Board’s exercise of its fiduciary duty, and the resoluteness with which our independent directors, through the Special Committee, acted to enhance the rights of Class A stockholders and minimize the cost of that enhancement, is clearly illustrated in the background section of the proxy statement.

Upon completion of the reclassification, if approved by stockholders, all outstanding shares of Forest City common stock will entitle stockholders to one vote per share on all matters brought to the Company’s stockholders and the election of all members of the Board. The Forest City Board of Directors unanimously supports this historic change and believes that the move to a single class of stock is a major step forward in strengthening our corporate governance structure.

New Directors – We have recently appointed one exceptionally qualified independent director, Z. Jamie Behar, and nominated another, Craig Macnab, to be added to the Board at the Annual Meeting. Both are seasoned and accomplished real estate executives, and both have significant board experience. Jamie and Craig possess the skills and experience that we think will be critical to the Board’s oversight of management and the Company’s strategic path. Both were identified through the Board’s extensive search process, which was conducted with the assistance of nationally recognized search firm, Ferguson Partners, Ltd.

Jamie filled the vacancy created when Bruce C. Ratner stepped down from the Board at the end of 2016, and Craig has been nominated to succeed Stan Ross, a long-time contributing member of the Board since 1999, who will not stand for re-election at this year’s Annual Meeting.

With your support, the collapse of the dual-class share structure, the adoption of a majority voting standard in uncontested elections of the Board and the addition of these two new independent directors will build on other recent governance enhancements, including the transition of the Board chairmanship from an Executive Chairman to a Non-Executive Chairman and the implementation of a mandatory retirement policy.

Assuming a favorable stockholder vote, the Forest City Board will consist of thirteen Directors, eight of whom will be independent, all of whom will be elected by Class A common stockholders at future meetings of stockholders.

Executing on Our Corporate Strategy

In 2015 we announced our strategic plan which included our internal reorganization and conversion into a REIT. Since that announcement, we have made significant progress executing on the strategic plan we developed and communicated to stockholders, highlighted by the:

•	Completion of our conversion to a REIT;
•	Disposition of $1.5 billion of non-core assets since 2015;
•	Exit from 3 non-core businesses;
•	Reduction of $1.2 billion of secured and unsecured debt;
•	Re-initiation of a quarterly dividend in 2016 and a 50% increase in the dividend in 2017;

•	Significant cost reduction; and
•	Cutting of our development exposure in half.

While we remain committed to the long-standing central pillars of our broader strategy with a focus on core markets, sustainable capital structure and operational excellence, the steps we have taken since 2015 are a critical component of our strategy. We recently announced three new strategic principles: (1) focused placemaking where we create value in our core markets using our development and operations capabilities to create exceptional apartments, offices and mixed-use communities; (2) sustainable growth achieved by continuing our disciplined and strategic approach to making decisions, allocating capital and managing future growth; and (3) exceptional performance accomplished by continuing our pursuit of best-in-class operations and processes to drive a thriving business and workplace culture.

We continue to deliver on what we articulated to stockholders. Our shares have generated a 21.6% total return compared to 5.4% for the MSCI US REIT Index (RMZ) since our share reclassification announced on December 6, 2016. The fundamentals of our business continue to perform, demonstrated by our 3.2% comparable NOI growth across the portfolio in 2016. Additionally, our focus on cutting costs and improving our operating efficiency has led to 600 basis points of adjusted EBITDA margin improvement since year end 2014.1

Forest City is an evolving business that is now entering an exciting new phase. During this transition, we are highly focused on closing what we see as a gap between our trading value and net asset value. We have accomplished a great deal in a short time, and see further potential to create value through other opportunities, including 400 to 500 basis points of incremental margin improvement for fiscal year 2017, and the tax-efficient disposition of our retail business at approximately a 5% cap rate and at a gross value of approximately $2.2 billion, subject to completion of ongoing negotiations. As evidenced by the many changes made in the past few years, we are committed to regularly reviewing different options for the Company. The Board unanimously supports the focused execution of this strategic plan and believes it is the prudent path to maximizing stockholder value.

[1]	Includes closed and announced transactions

Looking Forward

2016 was a historic year for our Company. As a Board, we are proud of how far we have come and how much we have accomplished, but rest assured that we do not intend to take a break. We recognize that we have a lot more to do in order to achieve our objectives. Notably, the disposition of our retail joint ventures with Madison International and QIC, which we expect to go under contract by mid-summer 2017, will go a long way to further transform our business into an urban office and residential focused REIT, while simultaneously reducing our joint venture exposure, leverage and exposure to non-core markets. We remain committed to driving strong performance reflected in the market value of our shares, continually evaluating potential actions that could enhance the business, diligently and responsibly overseeing capital allocation decisions and ongoing Board evaluation and refreshment in 2017 and beyond. We have demonstrated with results our commitment to transformation and we hope you will vote to approve the collapse of the dual-class share structure and continue to support our ongoing efforts to execute our strategic plan. As always, we remain open to engagement on these topics with our stockholders.

Thank you for your continued support of Forest City.

Sincerely,

The Forest City Board of Directors

Important Additional Information

This letter does not constitute an offer to sell, or the solicitation of an offer to buy, any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Company’s 2017 Annual Meeting of Stockholders and the proposed reclassification, the Company has filed with the SEC, and the SEC has declared effective, a Registration Statement on Form S-4, containing a proxy statement/prospectus of the Company, which proxy statement/prospectus has been mailed to stockholders. This letter is not a substitute for such registration statement, proxy statement/prospectus or any other documents that the Company may file with the SEC or send to stockholders in connection with the proposed reclassification. Stockholders are urged to read the proxy statement/prospectus and any other relevant documents because they contain important information.

Stockholders can obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about the Company, without charge, at the SEC’s website, www.sec.gov, and on the Investor Relations page of the Company’s website at http://ir.forestcity.net/.

Participants In The Solicitation

The directors, nominees, and executive officers of the Company and other persons may be deemed to be participants in the solicitation of proxies from stockholders in respect of the matters to be considered at the Company’s 2017 Annual Meeting of Stockholders, including the proposed reclassification. Information about the Company’s directors, nominees, and executive officers, including a description of their direct and indirect interests, is contained in the proxy statement/prospectus, which was filed with the SEC on May 1, 2017, and in the Company’s other filings with the SEC.

Forward-Looking Statements

This letter contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to future, not past, events and often address our expected future actions and expected future business and financial performance. Forward-looking statements may be identified by the use of words, such as “potential,” “expect,” “intend,” “plan,” “may,” “subject to,” “continues,” “if” and similar words and phrases. These forward-looking statements are not guarantees of future events and involve risks, uncertainties and assumptions that are difficult to predict. All statements regarding the proposed reclassification and expected associated costs and benefits, the likelihood of satisfaction of certain conditions to the completion of the proposed reclassification, whether and when the proposed reclassification will be completed and expected future financial performance are forward looking. Discussions of strategies, plans or intentions often contain forward-looking statements. Actual results, developments and business decisions may differ materially from those expressed or implied by such forward-looking statements. Important factors, among others, that could cause the Company’s actual results and future actions to differ materially from those described in forward-looking statements include, but are not limited to: failure to receive stockholder approval of the proposed reclassification, any other delays with respect to, or the failure to complete, the proposed reclassification, the ability to carry out future transactions and strategic investments, as well as the acquisition related costs, unanticipated difficulties realizing expected benefits expected when entering into a transaction, the Company’s ability to qualify or to remain qualified as a REIT, its ability to satisfy REIT distribution requirements, the impact of issuing equity, debt or both, and selling assets to satisfy its future distributions required as a REIT or to fund capital expenditures, future growth and expansion initiatives, the impact of the amount and timing of any future distributions, the impact from complying with REIT qualification requirements limiting its flexibility or causing it to forego otherwise attractive opportunities beyond rental real estate operations, the impact of complying with the REIT requirements related to hedging, its lack of experience operating as a REIT, legislative, administrative, regulatory or other actions affecting REITs, including positions taken by the Internal Revenue Service, the possibility that the Board of Directors will unilaterally revoke the Company’s REIT election, the possibility that the anticipated benefits of qualifying as a REIT will not be realized, or will not be realized within the expected time period, the impact of current lending and capital market conditions on its liquidity, its ability to finance or refinance projects or repay its debt, the impact of the slow economic recovery on the ownership, development and management of its commercial real estate portfolio, general real estate investment and development risks, litigation risks, including risks with respect to the outcome of any legal proceedings that have or may be instituted against the Company or others relating to the proposed reclassification, vacancies in its properties, risks associated with developing and managing properties in partnership with others, competition, its ability to renew leases or re-lease spaces as leases expire, illiquidity of real estate investments, its ability to identify and transact on chosen strategic alternatives for a portion of its retail portfolio, bankruptcy or defaults of tenants, anchor store consolidations or closings, the impact of terrorist acts and other armed conflicts, its substantial debt leverage and the ability to obtain and service debt, the impact of restrictions imposed by the Company’s revolving credit facility, term loan facility and senior debt, exposure to hedging agreements, the level and volatility of interest rates, the continued availability of tax-exempt government financing, its ability to receive payment on the notes receivable issued by Onexim in connection with their purchase of our interests in the Barclays Center and the Nets, the impact of credit rating downgrades, effects of uninsured or underinsured losses, effects of a downgrade or failure of its insurance carriers, environmental liabilities, competing interests of its directors and executive officers, the ability to recruit and retain key personnel, risks associated with the sale of tax credits, downturns in the housing market, the ability to maintain effective internal controls, compliance with governmental regulations, increased legislative and regulatory scrutiny of the financial services industry, changes in federal, state or local tax laws and international trade agreements, volatility in the market price of its publicly traded securities, inflation risks, cybersecurity risks, cyber incidents, stockholder activism efforts, conflicts of interest, risks related to its organizational structure including operating through its Operating Partnership and its umbrella partnership REIT structure. These risks and uncertainties, as well as others, are discussed in more detail in the Company’s documents filed with the SEC, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, quarterly reports on Form 10-Q and Current Reports on Form 8-K. Other than as required by applicable law, any obligation to update any forward-looking statement contained in this letter to reflect events or circumstances that may arise after the date hereof, all of which are expressly qualified by the foregoing, is expressly disclaimed.